Exhibit 99.1

800 3rd Ave, 11th Floor, New York, NY 10122

Tel: +1 (646) 801-2803 | Fax: +1 (212) 601-2791

WWW.DGIPL.COM

TAOP Signs Agreement to Acquire Majority Stake in Render Lake Tech Ltd. and Launches NFT Division

SHENZHEN, Mar. 31, 2021 -- Taoping Inc. (NASDAQ: TAOP, the “Company”), a provider of internet-based smart display screens, and a new-media ecosystem that enables targeted advertising and online retail, announces today that it has entered into a share purchase agreement with Genie Global Limited. (“Genie Global”) to acquire 51% equity interest in Genie Global’s wholly owned subsidiary, Render Lake Tech Ltd. (“Render Lake”).

Founded in Ontario, Canada in 2019, Render Lake is a cloud infrastructure service provider committed to provide high-performance cloud computing solutions for special effects companies. Through its network of Trusted Partner Network (TPN)-compliant data centers, Render Lake provides comprehensive cloud solutions and develops cloud desktop, cloud rendering, cloud computing, NFT (Non-Fungible Token), and cloud gaming businesses.

At the same time, TAOP announced the establishment of NFT Business Division and appointed Qian Wang as Chief Investment Officer (CIO) of TAOP, director of NFT Business Division, and general manager of Render Lake.

Mr. Qian Wang has extensive industry experience in cloud computing services, blockchain applications and operations, and overseas capital market operations. Before joining TAOP, he served as co-Chief Executive Officer of Grand Shores Technology (1647.HK), the major business of which focuses on design, construction, and operation of crypto cloud computing centers and development of blockchain innovation. Mr. Wang got CFA charter and received both a Postgraduate Diploma in Financial Markets and Portfolio Management and Bachelor’s degree in Accounting and Finance from the University of Hong Kong.

“We are pleased to welcome Mr. Wang to TAOP’s leadership team,” said Mr. Jianghuai Lin, the Chairman and CEO of TAOP. “The acquisition of Render Lake is an important strategic step for TAOP. We believe cloud desktop, cloud computing, and cloud gaming business have explosive growth potential in the 5G era. Also, cloud rendering and NFT can provide powerful technical support for TAOP’s new media, smart cloud, and online education platform businesses.”

About the Transaction: Pursuant to the share purchase agreement, as consideration TAOP has agreed to issue to Genie Global a total of 144,204 ordinary shares of TAOP, calculated as $1.53 million being divided by the average closing price of TAOP ordinary shares over the 5 trading days prior to the execution of the share purchase agreement.

According to the share purchase agreement, the shares are expected to be issued in four phases. The first phase will issue 28,841 shares before March 31, 2022; the second phase will issue 28,841 shares before September 30, 2022; the third phase will issue 43,261 shares before March 31, 2023; the fourth phase will issue 43,261 shares before September 30, 2023. Each issuance of shares will be conditioned upon the satisfaction of certain performance requirements of Render Lake as set forth in the share purchase agreement.

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800 3rd Ave, 11th Floor, New York, NY 10122

Tel: +1 (646) 801-2803 | Fax: +1 (212) 601-2791

WWW.DGIPL.COM

The closing of the transaction is subject to a number of conditions, including, without limitation, completion of all respective internal approval procedures of the parties, no material adverse impact on the assets, operation and management team of Render Lake prior to closing, and the satisfaction or waiver of other customary closing conditions. The parties intend to close the transaction no later than April 30, 2021.

About Taoping Inc.

Taoping Inc. (TAOP), is a leading provider of smart display terminals and solutions for targeted advertising and online retails. The Company provides the integrated end-to-end digital advertising solutions enabling customers to distribute and manage ads on cloud-based ad display screens. Connecting owners of Taoping screens, advertisers and consumers, it builds up a resource sharing “Smart IoT Screen Network- Taoping App - Taoping Go (e-Store)” media ecosystem to ultimately achieve the mission “our technology makes advertising and branding affordable and effective for everyone.” To learn more, please visit http://www.taop.com/.

Safe Harbor Statement

This press release may contain certain “forward-looking statements” relating to the business of Taoping Inc., and its subsidiaries and other consolidated entities. All statements, other than statements of historical fact included herein, are “forward-looking statements” in nature within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, often identified by the use of forward-looking terminologies such as “believes”, “expects” or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company and its subsidiaries and other consolidated entities or persons acting on their behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

Taoping Inc.

Chang Qiu

Email: chang_qiu@taoping.cn

http://www.taop.com/

or

Dragon Gate Investment Partners LLC

Tel: +1(646)-801-2803

Email: taop@dgipl.com

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